1(404) 815-2227

reypascual@paulhastings.com

November 10, 2014	74133.00048

VIA EDGAR

Mr. Rufus Decker

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ExamWorks Group, Inc. Form 10-K for the Year Ended December 31, 2013 Filed March 6, 2014 File No. 001-34930

Dear Mr. Decker:

On behalf of our client, ExamWorks Group, Inc. (“ExamWorks”), we acknowledge receipt of the comments from the Staff of the Commission (the “Staff”) by letter dated November 7, 2014 with respect to the filings referred to above.

Per our conversation, we also confirm that, with your permission, ExamWorks will respond to the Staff comment letter on or before December 5, 2014.

We and ExamWorks look forward to working with you and the Staff to address the comments to your satisfaction. My direct dial number and email are above in case you wish to reach me. Thank you.

Very truly yours,

/s/Reinaldo Pascual

Reinaldo Pascual

of Paul Hastings LLP

RP:mr

cc: J. Miguel Fernandez de Castro (ExamWorks)

LEGAL_US_E # 112666474.1